Guardian Athletics, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (277,683.60)	$ (388,400.19)
Adjustments to reconcile net loss to net cash used by operating activities		
Add Depreciation	20,519.32	17,809.00
Add Amortization	1,604.87	1,605.00
Add Acrrued Compensation	162,499.99	-
Add Accrued Interest	-	11,824.08
Changes in operating assets and liabilities:		
Decrease / (Increase) in Accounts Receivable	(36,545.25)	(2,400.80)
(Decrease) / Increase in Accounts Payable	(77,675.01)	90,547.35
Decrease / (Increase) in Inventory	(52,900.00)	7,000.00
Increase in Tax Payable	236.50	42.00
Net cash used in operating activities	(259,943.18)	(261,973.56)
Cash flows from investing activities		
Machinery and Equipment purcheases	(475.00)	(78,429.00)
Net cash used in investing activities	(475.00)	(78,429.00)
Cash flows from financing activities:		
Capital Contribution	-	15,000.00
Proceeds from Deed Loan	-	29,996.67
Proceeds from Jeff Chambers Loan	-	296,335.37
Proceeds from Credit Card Loan		2,136.17
Proceeds from investor loan	130,000.00	-
Pioneer Bank SBA	149,281.25	-
Repayment of Jeff Chambers Loan	(4,700.00)	-
Repayment of Deed Loan	(8,533.30)	-
Repayment of Credit Card Loan	(6,557.13)	-
Net cash provided by financing activities	259,490.82	343,468.21
Net cash increase for period	(927.36)	3,065.65
Cash at beginning of period	2,050.06	(1,015.59)
Cash at end of year	$ 1,122.70	$ 2,050.06

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -